MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

March 4, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Joint Venture of Redlich Project, Nevada with Newcrest

Miranda Gold Corp. is pleased to announce that it has signed a binding letter of intent to joint venture its Redlich project located in Esmeralda County, Nevada, with Newcrest Resources Inc. (“Newcrest”).

In anticipation of finalizing a joint venture, Newcrest recently staked an additional 62 claims adjoining the project so that Miranda’s Redlich property now comprises a total of 104 claims. Newcrest will have a 20 day exclusive due diligence period, after which Newcrest must pay to Miranda $45,000, and thereafter $30,000 annually until March 4, 2008. Newcrest will have an annual work commitment commencing with $75,000 this year, $150,000 for each of the next two years, and then $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Miranda’s underlying option agreement at Redlich calls for annual payments over the next four years totaling $27,000 at which time Miranda will own the property subject to a retained 3% net smelter return royalty (“NSR”) which can be bought-down to a 1% NSR for $2 million.

The Redlich property lies within the Walker Lane Structural Zone, approximately 40 miles west of Tonopah. Boulders and cobbles of well-banded quartz vein float, representing a low-sulphidation, quartz-adularia epithermal gold system, have been discovered in exposures of old Tertiary alluvium at Redlich. These high-grade fragments of mineralized epithermal veins assay up to 4 ounces (144 g Au/t) of gold and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares), most of which remains untested by drilling.

Elsewhere on the property, past drilling has encountered eight mineralized intervals (five feet) grading over 0.08 oz Au/t (2.9 g Au/t) and up to 0.59 oz Au/t (20.15 g Au/t) associated with wide intervals of sub-economic mineralization. All of the mineralized sample intervals are described as quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization (up to 245 ft of 0.011 oz Au/t) were encountered in the drilling, four of which are hosted in a granodiorite intrusion. This suggests the potential for discovering a large tonnage, intrusive-related, disseminated gold deposit.

Newcrest Resources Inc. is a wholly-owned subsidiary of Newcrest Mining Limited. Newcrest Mining, based in Melbourne, Australia, is a leader in the exploration, development and operation of gold and copper mines. At fiscal year end (June) 2003 Newcrest Mining had total mineral resources of 53 million ounces of gold and 3.8 million tonnes of copper. Total production for fiscal 2003 was 714,377 ounces of gold and 67,738 tonnes of copper. The ability of the Newcrest geological team to consistently replace reserves and to delineate new discoveries continues to endorse its commitment to exploration as a core business discipline.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.